82-2553

BC FORM 51-901F

QUARTERLY REPORT AND YEAR EN

02015055

Incorporated as part of: ___X___ **Schedule A**

_____ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER	Megastar Development Corp.
ISSUER'S ADDRESS	Box 865, #5 – 911 Glover Road, Fort Langley, BC V1M 2S2
ISSUER TELEPHONE NUMBER	(604) 888-0786
CONTACT PERSON	Peter Haladin
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 888-0786
CONTACT EMAIL ADDRESS	N/A WEBSITE ADDRESS N/A
FOR QUARTER ENDED	November 30, 2001
DATE OF REPORT	January 8, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry A. Minni"	Jerry A. Minni	"02/01/08"
"Peter Haladin"	Peter Haladin	"02/01/08"

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2001

(UNAUDITED)

ASSETS

	Nov 30, 2001	Feb. 28, 2001
CURRENT		
Cash	$ 247	$ 1,493
Accounts receivable	1,590	6,342
Prepaid expenses and deposit	-	12,768
Due by related parties	22,640	-
	24,447	20,603
RESOURCE PROPERTIES (Note 3)	96,858	96,700
	$ 121,335	$ 117,303

LIABILITIES

	Nov 30, 2001	Feb. 28, 2001
CURRENT		
Accounts payable and accrued liabilities	$ 39,677	$ 42,183
Due to related parties	-	17,000
	39,677	59,183

SHAREHOLDERS' EQUITY

	Nov 30, 2001	Feb. 28, 2001
SHARE CAPITAL (Note 4)	4,804,485	4,649,747
DEFICIT	(4,722,827)	(4,591,627)
	81,658	58,120
	$ 121,335	$ 117,303

APPROVED BY THE DIRECTORS:

"Peter Haladin"

"Jerry A. Minni"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED NOVEMBER 30, 2001

(UNAUDITED)

	3 months ended Nov 30, 2001	3 months ended Nov 30, 2000	9 months ended Nov 30, 2001	9 months ended Nov 30, 2000
EXPENSES				
Administration	$ 6,000	$ 3,000	$ 18,000	$ 9,000
Filing fee	233	850	3,753	3,361
Interest and bank charges	18	-	499	-
Investor relations	7,500	-	21,000	-
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	284	3,627	1,181	602
Professional fees	7,801	4,477	25,459	19,502
Project evaluation	-	(1,433)	16,757	2,250
Promotion and travel	-	-	5,678	1,427
Rent	-	2,250	-	5,500
Shareholder information	(350)	-	940	-
Telephone	10,856	-	11,415	-
Transfer agent	611	2,047	4,018	8,017
Wages and benefits	-	-	-	2,506
	40,453	22,318	131,200	74,665
NET LOSS FOR THE PERIOD	(40,453)	(22,318)	(131,200)	(74,665)
DEFICIT, BEGINNING OF PERIOD	(4,682,374)	(3,728,005)	(4,591,627)	(3,675,658)
DEFICIT, END OF PERIOD	$(4,722,827)	$(3,750,323)	$(4,722,827)	$(3,750,323)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED NOVEMEBER 30, 2001

(UNAUDITED)

	3 months ended Nov 30, 2001	3 months ended Nov 30, 2000	9 months ended Nov 30, 2001	9 months ended Nov 30, 2000
OPERATING ACTIVITIES				
Net loss for the period	$ (40,453)	$ (22,318)	$ (131,200)	$ (74,665)
Non-cash working capital items	18,143	(16,926)	(24,626)	(224,288)
	(22,310)	(39,244)	(155,826)	(298,953)
FINANCING ACTIVITIES				
Proceeds from share subscriptions	-	35,500	154,738	195,000
Shares issued for debt	-	-	-	106,738
	-	35,500	154,738	31,738
INVESTING ACTIVITIES				
Increase in resource properties	-	-	(158)	(169)
INCREASE (DECREASE) IN CASH	(22,310)	(3,744)	(1,246)	2,616
CASH, BEGINNING OF PERIOD	22,557	6,360	1,493	-
CASH, END OF PERIOD	$ 247	$ 2,616	$ 247	$ 2,616

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF RESOURCE PROPERTIES

FOR THE PERIOD ENDED NOVEMBER 30, 2001

(UNAUDITED)

Resource Properties	Feb. 28, 2001	Additions	Write-offs	Nov 30, 2001
Simkar Property, Quebec, Canada				
Acquisition costs:				
Cash	$ 6,200	$ -	$ -	$ 6,200
Shares	500,000	-	-	500,000
Shares (finder's fee)	45,000	-	-	45,000
	551,200	-	-	551,200
Deferred exploration costs:				
Assessment fees	468	158	-	626
Drilling	139,647	-	-	139,647
Geological assays	69,331	-	-	69,331
Mapping	4,709	-	-	4,709
Preparatory work	8,886	-	-	8,886
Reporting	30,622	-	-	30,622
Signs	3,489	-	-	3,489
Surveying	23,673	-	-	23,673
	832,025	158	-	832,183
Write-down to net recoverable value	(802,025)	-	-	(802,025)
	30,000	158	-	30,158
Jasper Mineral Claim, B.C.				
Acquisition costs:				
Cash	47,500	-	-	47,500
Cyndi Mineral Claim, B.C.				
Acquisition costs:				
Shares	19,200	-	-	19,200
	$ 96,700	$ 158	$ -	$ 96,858

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2001

(UNAUDITED)

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co.").

b) Foreign Currency Translation

Foreign Currency Transactions are translated into Canadian dollars during the temporal method. Under this method, monetary items are translated at the year end exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the average exchange rate during the period.

c) Resource Properties

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The amounts shown as resource properties, which includes deferred exploration costs, represents unamortized costs to date and do no necessarily reflect present or future values.

d) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable and accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments.

f) Loss per Share

Loss per share is not presented as this information is not considered meaningful at the Company's current stage of operations.

3. RESOURCE PROPERTIES

a) Simkar Property, Quebec, Canada

By agreement dated July 10, 1996, and amended December 31, 1996 and January 13, 1997 the Company acquired 100% of the issued shares of OntarioCo. As consideration, the Company issued 360,001 special warrants at a price of $1,388885 per warrant and issued 42,453 common shares at a price of $1.06 per share as a finder's fee. OntarioCo's assets consist of two mining concessions totaling 557 acres located in Louvicourt Township, Quebec. During the year ended February 28, 2001, management of the Company wrote down the property by $802,025 to its net recoverable value of $30,000.

b) Jasper Mineral Claim, British Columbia, Canada

By an agreement dated January 18, 2001, the Company acquired a 100% undivided interest in the Jasper mineral claim consisting of 12 units located in the Nanaimo Mining District of British Columbia for cash consideration of $47,500. The vendor has agreed to perform programs of mineral exploration, soil sample and development and conduct all work programs necessary to keep the property in good standing to 2003.

c) Cyndi Mineral Claim, British Columbia, Canada

By agreement dated February 28, 2001, the Company acquired a 100% undivided interest in the Cyndi mineral claim consisting of 16 units located in the Nanaimo Mining District of British Columbia. As consideration, the Company issued 120,000 common shares at $0.16 per share.

4. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, February 28, 2000	3,304,377	$ 4,242,659
Issued pursuant to exercise of stock options	706,600	211,980
Issued pursuant to debt settlement	355,793	106,758
Issued pursuant to a private placement	375,000	60,000
Issued pursuant to exercise of warrants	15,250	9,150
Issued pursuant to acquisition of resource property	120,000	19,200
Balance, February 28, 2001	4,877,020	4,649,747
Issued pursuant to a private placement	1,430,000	154,738
Balance, August 31, 2001 and November 30, 2001	6,307,020	$ 4,804,485

c) Shares Held in Escrow

As at November 30, 2001, 131,250 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent.

d) Stock Options

Stock options were granted to directors and employees to acquire 438,000 shares at $0.12 per share, expiring on December 29, 2005.

e) Warrants

As at November 30, 2001 the Company has outstanding warrants entitling the holders to purchase up to 375,000 shares at $0.19 per share expiring on February 15, 2003.

5. RELATED PARTY TRANSACTIONS

a) During the period the Company paid management and administrative fees of $40,500 (2000 - $31,500) to the directors and a company belonging to a director.

b) During the period the Company paid $2,300 and accrued $1,000 for accounting fees to a firm belonging to a director.

c) The amount due by or to related parties are non-interest bearing and repayable on demand.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:_____ Schedule A

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER Megastar Development Corp.

ISSUER'S ADDRESS Box 865, #5 – 911 Glover Road, Fort Langley, BC V1M 2S2

ISSUER'S TELEPHONE NUMBER (604) 888-0786

CONTACT PERSON Peter Haladin

CONTACT'S POSITION Director

CONTACT TELEPHONE NUMBER (604) 888-0786

CONTACT EMAIL ADDRESS N/A WEBSITE ADDRESS N/A

FOR QUARTER ENDED November 30, 2001

DATE OF REPORT January 8, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Jerry A. Minni"	Jerry A. Minni	"02/01/08"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Peter Haladin"	Peter Haladin	"02/01/08"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

      Included under telephone expenses of $11,415 was $9,081 for fax, telephone and miscellaneous expenses charged by Arlitt Financial Corporation relating to investor relations works.

2. Related party transactions:
   a) The aggregate amount of expenditures made to parties not at arm's length from the issuer:
      See Schedule A – Financial Statements – Note 5

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue Date	Type of Issue	Quantity	Price	Proceeds
July 6, 2001	Private Placement	1,430,000	$0.13	$154,738 (net)

   b) Options granted during the period:

Date granted	Name	Quantity	Exercise Price	Expiry Date
-	-	-	-	-

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A – Financial Statements – Note 4
   b) Issued capital stock:
      See Schedule A – Financial Statements – Note 4
   c) Options, warrants and convertible securities outstanding:
      See Schedule A – Financial Statements – Note 4
   d) Shares in escrow of subject pooling:
      See Schedule A – Financial Statements – Note 4

5. List of directors and officers
   a) Directors:
      Peter Haladin
      Jerry A. Minni
      James Reamsbottom
      Julia Harrod

   b) Officers:
      President – Jerry A. Minni
      Secretary – Toni Vodola

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period under review the Company incurred $158 for exploration expenditures on the Sinkar property.

The Company did not earn any income during the period while incurring expenses of $131,200 as compared to expenses of $74,665 during the comparative period. For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company has entered into an investor relations agreement with Arlitt Financial Corporation on July 9, 2001.

The Company did not enter into any other material contracts during the period.

Subsequent Events

See Schedule A – Financial Statements – None

Financings, Principal Purposes and Milestones

$154,738 (net) was raised by the Company during the period from the private placement of 1,430,000 shares at $0.13 per share.

Liquidity and Solvency

The Company had a working capital deficit of $15,200 at November 30, 2001.